Primary Business Name: INSTINET, LLC **BD Number: 7897**

BD - AMENDMENT

09/24/2018

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) Yes ( ) No

Ownership Codes: NA - less than 5% | A - 5% but less than 10% | B - 10% but less than 25% | C - 25% but less than 50% | D - 50% but less than 75% | E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
GOVONI, MARK JAMES	I	PRESIDENT	05/2016	NA	Y	N	4574136
HALPIN, IRENE ANN	I	ASSOCIATE GENERAL COUNSEL, CHIEF COMPLIANCE OFFICER (BROKER DEALER, NON-CBOE/C2) AND ANTI-MONEY LAUNDERING COMPLIANCE OFFICER	09/2017	NA	Y	N	6764763
INSTINET HOLDINGS INCORPORATED	DE	DIRECT OWNER	12/2005	E	Y	N	20-3879157
KENNIFF, ALICE M	I	ASSOCIATE GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER (INVESTMENT ADVISER)	09/2016	NA	Y	N	5615714
MAURO, LUKE	I	HEAD OF OPERATIONS	02/2014	NA	Y	N	4188932
RICHMOND, LAURE E	I	CHIEF FINANCIAL OFFICER	07/2015	NA	Y	N	5115429
ULZ, CHRISTOPHER PETER	I	CHIEF COMPLIANCE OFFICER (BROKER-DEALER, CBOE/C2)	02/2018	NA	Y	N	4459804
WEBB, FARON ROSS	I	GENERAL COUNSEL	01/2014	NA	Y	N	2452057